Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 28, 2023

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – December 5, 2023 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the first quarter ended October 28, 2023.

First Quarter Highlights
•Net income of $11.6 million, an increase of 5% compared to $11.1 million in the first quarter of the prior year
•Sales increased 3.2% and same store sales increased 2.0%
•Same store digital sales increased 13%
First Quarter of Fiscal 2024 Results
Sales were $536.4 million in the 13 weeks ended October 28, 2023 compared to $519.7 million in the 13 weeks ended October 29, 2022. Sales increased due to an increase in same store sales of 2.0% and increased sales due to the remodel and conversion of the Pelham, NY Fairway to the ShopRite banner on August 15, 2022. Same store sales increased due primarily to retail price inflation. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales decreased to 28.52% in the 13 weeks ended October 28, 2023 compared to 28.73% in the 13 weeks ended October 29, 2022 due primarily to higher promotional spending (.22%), increased warehouse assessment charges from Wakefern (.20%) and an unfavorable change in product mix (.14%) partially offset by increased departmental gross margin percentages (.36%). Department gross margins increased due primarily to improvements in commissary operations.
Operating and administrative expense as a percentage of sales increased to 24.29% in the 13 weeks ended October 28, 2023 compared to 24.16% in the 13 weeks ended October 29, 2022 due primarily to increased facility repair and maintenance costs (.10%), security costs (.07%) and external fees associated with digital sales (.05%) partially offset by lower labor costs and fringe benefits (.10%).
Depreciation and amortization expense in the 13 weeks ended October 28, 2023 was flat compared to the 13 weeks ended October 29, 2022.
Interest expense in the 13 weeks ended October 28, 2023 was flat compared to the 13 weeks ended October 29, 2022.
Interest income increased in the 13 weeks ended October 28, 2023 compared to the 13 weeks ended October 29, 2022 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 31.5% in the 13 weeks ended October 28, 2023 compared to 31.0% in the 13 weeks ended October 29, 2022.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations;

Exhibit 99.1

competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 28, 2023	October 29, 2022

Sales	$536,354	$519,689

Cost of sales	383,406	370,404

Gross profit	152,948	149,285

Operating and administrative expense	130,292	125,562

Depreciation and amortization	8,506	8,547

Operating income	14,150	15,176

Interest expense	(1,064)	(1,087)

Interest income	3,825	1,968

Income before income taxes	16,911	16,057

Income taxes	5,326	4,976

Net income	$11,585	$11,081

Net income per share:
Class A common stock:
Basic	$0.87	$0.85
Diluted	$0.78	$0.76

Class B common stock:
Basic	$0.56	$0.55
Diluted	$0.56	$0.55

Gross profit as a % of sales	28.52%	28.73%
Operating and administrative expense as a % of sales	24.29%	24.16%

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